UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Focusmate Inc

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation
    Delaware

    Date of organization
    June 28, 2016

Physical address of issuer
2326 2nd Ave Apt 3S, New York, NY 10035

Website of issuer
https://www.focusmate.com

Current number of employees
3

	Most recent fiscal year-end (December 31, 2019)	Prior fiscal year-end (December 31, 2018)
Total Assets	$560,880.81	$320,104.00
Cash & Cash Equivalents	$518,090.13	$320,104.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$9,768.79	$109,239.00
Long-term Debt	$583,867.41	$375,375.00
Revenues/Sales	$17,363.90	$5,988.00
Cost of Goods Sold	$8,319.92	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$297,539.47	-$112,680.00



April 15, 2020

FORM C-AR

Focusmate Inc

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Focusmate Inc, a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing an annual report as required by the U.S. Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF") which requires that it must file a report with the SEC annually and post the report on its website at www.focusmate.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 15, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR.

Focusmate Inc (the "**Company**") is a Delaware corporation, formed on June 28, 2016. The Company is currently conducting business under the name of Focusmate.

The Company is located at 2326 2nd Ave Apt 3S, New York, NY 10035.

The Company's website is https://www.focusmate.com.

The information available on or through our website is not a part of this Form C-AR.

The Business
The Company is building a digital work environment, providing human interaction and accountability exactly when and how people need it to maximize productivity. Our primary business is a software as a service ("**SaaS**") subscription sold to both consumer and business customers.

RISK FACTORS

Risks Related to the Company's Business and Industry
Adverse changes such as disasters, diseases and negative changes in government policy could result in significant losses to the Company.

Adverse changes such as public health crises, natural disasters, terrorist attacks and other outside events can adversely affect general commercial activity and the economies of many countries, which could materially adversely affect the business, financial condition and results of operations of the Company. For example, the outbreak of coronavirus (COVID-19) and its effect on the world in general, and on the financial market may negatively affect the Company. Revenue may be dependent on and sensitive to many other factors, including governmental monetary policies, economic and political conditions and other factors beyond our control which could negatively impact the Company and potentially cause losses.

To date, we have not generated revenue and we rely on external financing to fund our operations.
We are a startup Company. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so. If we fail to execute our business plan successfully, then we will need to raise additional money in the future. Additional financing may not be available on favorable terms, or at all. The exact amount of funds raised, if any, will determine how quickly we can reach profitability on our operations. No assurance can be given that we will be able to raise capital when needed or at all, or that

such capital, if available, will be on terms acceptable to us. If we are not able to raise additional capital, we will likely need to curtail our expansion plans or possibly cease operations.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the securities issued pursuant Regulation CF. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from the Company's actual or alleged conduct or a user's actual or alleged conduct via one of the Company's products or services. Because the Company relies on video for accountability, it cannot control the actions of every user. Therefore, there may be times when users use the video accountability in a way not intended by the Company. This may result in negative public opinion about the Company and its products. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Taylor Jacobson and Michael Galanos who are the President and Chief Executive Officer, and the Chief Technology Officer, respectively, of the Company. The Company has or intends to enter into employment agreements with Taylor Jacobson and Michael Galanos although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Taylor Jacobson or Michael Galanos or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Taylor Jacobson and Michael Galanos in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either Taylor Jacobson or Michael Galanos die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may implement new lines of business or offer new products and services within existing lines of business, which may not prove successful.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on various intellectual property rights, including trademarks, in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing

of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our trademark rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding trademarks or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals, and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality

of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business
The Company is building a digital work environment, providing human interaction and accountability exactly when and how people need it to maximize productivity. Our primary business is a SaaS subscription sold to both consumer and business customers.

Business Plan
The Company will offer products and services that boost the productivity of people who work alone (e.g., remote workers, freelancers, entrepreneurs, and students). Our first product, virtual coworking, serves both the consumer and business markets, and generates revenue through a paid software subscription. This product will be marketed through a combination of digital marketing, partnerships, and public relations.

History of the Business
The Company was founded in June 2016 by Taylor Jacobson. Michael Galanos joined as a co-founder in January 2017.

The Company's Products and/or Services

Product / Service	Description	Current Market
Virtual Coworking	Our virtual coworking product allows users anywhere in the world to virtually sit side-by-side, remotely via video call, while each doing their own work.	Our market category is productivity software. We serve remote workers/teams, self-guided learners, freelancers, students, and entrepreneurs.

The Company has introduced a paid plan in addition to a free one.

Competition

The Company's primary competitors include Work In Progress, Maker Goals by Product Hunt, Complice, and Cowrkr.xyz, and other productivity software that uses accountability as it's competitive advantage.

The market for productivity products and services is diverse and highly competitive, with segments including: pharma/nootropics, organization and prioritization, self-improvement and education, private coaching and therapy, environment and workspace, video collaboration, scheduling and calendar sync, and our vertical, digital coworking and community accountability. Within our vertical market, the Company is the only company offering live, synchronous, peer accountability from another human being, with an intense focus on the quality and efficacy of the interaction. We differentiate ourselves by going further to ensure our users are productive, which we achieve through deep expertise in behavioral science, partnerships with the top academics and practitioners in the field, and a singular focus on providing the most hands-on support possible. Whereas other companies optimize for speed or ease of use or scalability, we start with the end in mind, i.e. "What does it take to guarantee someone shows up and does their work?" We believe in designing the best experience first, and working backward to make it scalable with software.

Supply Chain and Customer Base
Our core software is built in house. Our service also leverages third party software, including appear.in (synchronous video), Zapier (automation), Drip (email marketing), AWS and Digital Ocean (web hosting), and G Suite (email). In general we only rely on third party suppliers for commoditized services that allow us to deliver high quality end-user experiences at an affordable internal cost, with minimal operational risk or supply risk.

We are pre-revenue, but we have approximately 65 paying pilot customers that include independent freelancers, small business owners, remote workers, graduate students, and entrepreneurs. We also have a verbal commitment from a global consulting firm to conduct our first enterprise pilot. We reach new users through digital marketing, user referrals, and influencer partnerships.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
5237138	Providing temporary use of a non-downloadable web application for enhancing peer-to-peer productivity and collaboration.	Service mark: "FOCUSMATE"	December 8, 2016	July 4, 2017	United States
88292020	Computer services, namely, creating an on-line community for registered users to meet via video or other remote communications services, provide and receive structured interactions designed to facilitate goal achievement and productivity, and form and participate in virtual communities for the purpose of	Service mark: "Where work gets done"	February 7, 2019	July 16, 2019	United States

	productively working together remotely; computer services, namely, providing temporary use of an on-line non-downloadable software to facilitate electronic communication that enables registered users to meet via video or other remote communications services, provide and receive structured interactions designed to facilitate goal achievement and productivity, and form and participate in virtual communities for the purpose of productively working together remotely; SAAS application service provider featuring application programming interface (API) software featuring an interactive web site featuring technology that allows registered users to meet via video or other remote communications services, provide and receive structured interactions designed to facilitate goal achievement and productivity, and form and participate in virtual communities for the purpose of productively working together remotely.				

Governmental/Regulatory Approval and Compliance
We are not required to have any special license or approval to conduct business. We are registered to do business in the State of New York, where we are headquartered.

Litigation
None

Other
The Company's principal address is 2326 2nd Ave Apt 3S, New York, NY 10035.

The Company conducts business in New York, New York, United States.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Taylor Jacobson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, June 2016 to Present
President, January 2017 to Present
Treasurer, January 2017 to Present
Secretary, January 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Chief Executive Officer, Focusmate Inc, June 2016 – Present. As CEO, Mr. Jacobson operates the day to day business of Focusmate.
- Leader, Venwise, May 2015 – Present. Mr. Jacobson facilitates an open and real environment amongst a group of six to eight C-suite executives.
- Coach of the Startup Studio at Cornell Tech, February 2018 – Present. Mr. Jacobson acts as a mentor and an advisor to various startups in the program.
- Partner, TeamPossible, July 2012 – Present. Mr. Jacobson helps leaders successfully apply the science of high performance at the individual, team and organizational level to sustainably drive business results, well-being and satisfaction.
- Member, Forbes Councils, March 2016 – June 2017. Mr. Jacobson was a Member of the Forbes Coaches Council, a selective network of leadership and professional development coaches and consultants.

Education
Duke University, B.S. Economics and Public Policy Studies, Cum Laude

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Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Taylor Jacobson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, June 2016 to Present
President, January 2017 to Present
Treasurer, January 2017 to Present
Secretary, January 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Chief Executive Officer, Focusmate Inc, June 2016 – Present. As CEO, Mr. Jacobson operates the day to day business of Focusmate.

- Leader, Venwise, May 2015 – Present. Mr. Jacobson facilitates an open and real environment amongst a group of six to eight C-suite executives.
- Coach of the Startup Studio at Cornell Tech, February 2018 – Present. Mr. Jacobson acts as a mentor and an advisor to various startups in the program.
- Partner, TeamPossible, July 2012 – Present. Mr. Jacobson helps leaders successfully apply the science of high performance at the individual, team and organizational level to sustainably drive business results, well-being and satisfaction.
- Member, Forbes Councils, March 2016 – June 2017. Mr. Jacobson was a Member of the Forbes Coaches Council, a selective network of leadership and professional development coaches and consultants.

Education
Duke University, B.S. Economics and Public Policy Studies, Cum Laude

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Name
Michael Galanos

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer, July 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Chief Technology Officer, July 2018 - Present. As CTO at Focusmate, Mr. Galanos is responsible for building and maintaining Focusmate technology and recruiting and managing technical employees and contractors. Prior to this role, Mr. Galanos was a freelance contractor with Focusmate.
- Software Engineer, Focusmate Inc, 2017- July 2018.
- Contract Engineer, Focusmate Inc, 2016 - 2017.
- Senior Software Engineer, Intel Corporation, February 2013 - December 2015. Provided technical leadership and guidance for non-access stratum mobility management layer (NAS MM) and resolved defects in a timely manner. Designed and implemented new 3GPP NAS MM features for Intel modems.

Education
Southern Illinois University, B.S. Electrical Engineering

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	620,674
Voting Rights	One vote per share of Common Stock.
Anti-Dilution Rights	Shareholders of Common Stock do have anti-dilution rights and the right of first refusal.
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	The Board of Directors may decide at some point in the future to issue additional Common Stock, which may dilute the value of the Crowd SAFE.

Type of security	Convertible Notes
Amount outstanding	17
Voting Rights	Not until convert into the Company's stock.
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	Yes, once convert into the Company's stock.

Type of security	SAFEs
Amount outstanding	9
Voting Rights	Not until convert into the Company's stock.
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	Yes, once convert into the Company's stock

Securities issued pursuant to Regulation CF:

Type of security	Units of Crowd SAFE (Simple Agreement for Future Equity)
Amount outstanding	335
Voting Rights	None
Anti-Dilution Rights	None

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Andrew Kitchell
Amount outstanding	$15,080.14
Interest rate and payment schedule	Interest accrual start date was March 8, 2019 with an interest rate of 0%.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	May 29, 2020
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $5,500,000.00 (USD) or a discount rate of 20%

Type of debt	Convertible Notes
Name of creditor	Ramanan Ranghavendran
Amount outstanding	$50,534.25
Interest rate and payment schedule	Interest accrual start date was January 28, 2019 with an interest rate of 0%.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	May 29, 2020
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $5,500,000.00 (USD) or a discount rate of 20%

Type of debt	Convertible Note
Name of creditor	CoVenture IV LLC
Amount outstanding	$30,530.14
Interest rate and payment schedule	Interest accrual start date was December 8, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	May 29, 2020
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $4,500,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Note
Name of creditor	CoVenture IV LLC
Amount outstanding	$25,708.90
Interest rate and payment schedule	Interest accrual start date was September 21, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	May 29, 2020
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $4,500,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Note
Name of creditor	AVGF - TV Focusmate 2018, LLC
Amount outstanding	$25,732.88
Interest rate and payment schedule	Interest accrual start date was September 14, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	May 29, 2020
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $4,500,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Notes
Name of creditor	Craig Jacobson
Amount outstanding	$38,500.00
Interest rate and payment schedule	Interest accrual start date was April 5, 2017 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	April 5, 2019
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $3,000,000.00 (USD) or a discount rate of 40%

Type of debt	Convertible Notes
Name of creditor	Linda Grosser
Amount outstanding	$27,500.00

Interest rate and payment schedule	Interest accrual start date was April 5, 2017 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	April 5, 2019
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $3,000,000.00 (USD) or a discount rate of 40%

Type of debt	Convertible Note
Name of creditor	Carrie Molay
Amount outstanding	$8,233.56
Interest rate and payment schedule	Interest accrual start date was April 21, 2017 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	April 5, 2019
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $3,000,000.00 (USD) or a discount rate of 40%

Type of debt	Convertible Notes
Name of creditor	The 2010 Nir Eyal and Julie Li-Eyal Revocable Trust
Amount outstanding	$10,720.55
Interest rate and payment schedule	Interest accrual start date was November 6, 2017 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	December 31, 2019
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $3,300,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Notes
Name of creditor	Jamie Shiller
Amount outstanding	$15,661.64
Interest rate and payment schedule	Interest accrual start date was May 29, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	December 31, 2019
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $4,500,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Notes
Name of creditor	M3G Capital LLC
Amount outstanding	$15,610.27
Interest rate and payment schedule	Interest accrual start date was June 23, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	December 31, 2019
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $3,300,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Notes
Name of creditor	Matthew Gelb
Amount outstanding	$15,597.95
Interest rate and payment schedule	Interest accrual start date was June 29, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	December 31, 2019
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $3,300,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Notes
Name of creditor	Betaworks Venture 1.0, LP
Amount outstanding	$25,760.27
Interest rate and payment schedule	Interest accrual start date was September 6, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	May 29, 2020
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $4,500,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Notes
Name of creditor	John Devor
Amount outstanding	$51,986.30
Interest rate and payment schedule	Interest accrual start date was June 30, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	May 29, 2020
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $4,500,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Notes
Name of creditor	CoVenture IV, LLC
Amount outstanding	$77,794.52
Interest rate and payment schedule	Interest accrual start date was July 18, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	May 29, 2020
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $4,500,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Notes
Name of creditor	Alex Lorton
Amount outstanding	$15,493.15
Interest rate and payment schedule	Interest accrual start date was August 19, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	May 29, 2020
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $4,500,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Notes
Name of creditor	A-FBW-11-Fund, a series of AX-EvKo-Funds, LLC
Amount outstanding	$103,427.50
Interest rate and payment schedule	Interest accrual start date was September 6, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	May 29, 2020
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $4,500,000.00 (USD) or a discount rate of 25%

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFEs	4	$135,000	General working capital	February 9, 2020	Rule 506(b)
SAFEs	5	$335,910.56	General Working Capital	June 7, 2019	Rule 506(b)
Convertible Notes	2	$65,000	General working capital	January 28, 2019	Rule 506(b)
Convertible Notes	9	$ 360,375	General Working Capital	May 15, 2018	Rule 506(b)
Convertible Notes	3	$40,000	General working capital	November 1, 2017	Rule 506(b)
Common Stock	59,524	$0.60	General Working Capital	October 26, 2017	Rule 701
Units of Crowd SAFE	335	$122,367	General working capital	September 21, 2018	Regulation CF
Convertible Notes	3	$67,500	General working capital	April 5, 2017	Rule 506(b)
Common Stock	526,429	$52.64	General Working Capital	February 21, 2017	Section 4(a)(2)

The price of the securities was determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

Ownership

A majority of the Company is owned by its founders, Taylor Jacobson, and Michael Galanos. Below is the beneficial owner of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power and including the reserved under the employees stock option plan shares.

Name	Percentage Owned
Taylor Jacobson	70.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

The Company has not filed its income tax return as of the date of this Form C-AR.

Operations

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals/milestones: launching its beta product; monetizing; realizing $30K in monthly recurring revenue from its product; and raising the next round of capital.

Liquidity and Capital Resources

As of the date of this Form C-AR, we had $623,000 cash on hand, which gives the Company a 23-month runway. The Company has the following sources of capital: cash on hand, planned future monetization.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes, Trends and Uncertainties and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Related Person/Entity	Craig Jacobson and Linda Grosser
Relationship to the Company	Parents of Taylor Jacobson, who is the CEO
Total amount of money involved	$60,000.00
Benefits or compensation received by related person	Convertible Note holders
Benefits or compensation received by Company	$60,000.00
Description of the transaction	Craig Jacobson and Linda Grosser purchased certain convertible notes from the Company.

Conflicts of Interest
The Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

/s/Taylor Jacobson
(Signature)

Taylor Jacobson
(Name)

President and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Taylor Jacobson
(Signature)

Taylor Jacobson
(Name)

Director
(Title)

April 15, 2020
(Date)

EXHIBIT A

Financial Statements

PRINCIPAL EXECUTIVE OFFICER'S FINANCIAL STATEMENTS CERTIFICATION

I, Taylor Jacobson, the President and CEO of Focusmate Inc, hereby certify that

   (1) the financial statements of Focusmate Inc thereto for two years ending December 2019 included in this Form C-AR are true and complete in all material respects;

   (2) the tax return information of Focusmate Inc included in this Form C-AR reflects accurately the information reported on the tax return for Focusmate Inc filed for the fiscal year ended December 2018; and

   (3) that the information below reflects accurately the information which will be reported on our federal income tax returns.

   IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 15, 2020.

/s/Taylor Jacobson

Name: Taylor Jacobson

Title: President and CEO

Date: April 15, 2020

Focusmate Inc
Profit and Loss
January - December 2019

		Total
Income		
Sales		17,363.90
Total Income	$	17,363.90
Cost of Goods Sold		
COGS		8,319.92
Total Cost of Goods Sold	$	8,319.92
Gross Profit	$	9,043.98
Expenses		
Advertising & Marketing		22.31
Bank Charges & Fees		446.51
Continuing Education		655.47
Dues & Subscriptions		3,578.20
Equipment		1,382.00
Insurance - Life		244.35
Insurance - Workers Comp		284.10
Legal & Professional Services		58,122.95
Meals & Entertainment		89.78
Merchant Fees		1,607.91
Office/General Administrative Expenses		27.00
Payroll		0.00
Fees Payroll		689.95
Reimb Payroll		1,751.00
Taxes Payroll		61,725.14
Wages		115,822.53
Total Payroll	$	179,988.62
Software		5,840.68
Subcontractors		6,543.16
Taxes & Licenses		3,120.39
Total Expenses	$	261,953.43
Net Operating Income	-$	252,909.45
Other Expenses		
Amortization		3,292.00
Interest Expense		41,338.02
Total Other Expenses	$	44,630.02
Net Other Income	-$	44,630.02
Net Income	-$	297,539.47

Focusmate Inc
Balance Sheet
As of December 31, 2019

		Total
ASSETS		
Current Assets		
Bank Accounts		
BofA 1707		518,090.13
Paypal		0.00
Petty Cash		0.00
Total Bank Accounts	$	518,090.13
Total Current Assets	$	518,090.13
Fixed Assets		
Accumulated Amortization		-6,584.00
Start up costs		49,374.68
Total Fixed Assets	$	42,790.68
TOTAL ASSETS	$	560,880.81
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
BofA CC 8550 7484		2,775.79
BofA Credit Account 3116		0.00
Total Credit Cards	$	2,775.79
Other Current Liabilities		
Accrued Expenses		6,993.00
Total Other Current Liabilities	$	6,993.00
Total Current Liabilities	$	9,768.79
Long-Term Liabilities		
Accrued Interest - Conv Notes		41,338.02
Convertible Notes		532,760.60
Total Long-Term Liabilities	$	574,098.62
Total Liabilities	$	583,867.41
Equity		
Crowd SAFES		379,173.65
Retained Earnings		-104,621.38
Stock		0.60
Net Income		-297,539.47
Total Equity	-$	22,986.60
TOTAL LIABILITIES AND EQUITY	$	560,880.81

ASSETS		2018
Current Assets:		
Cash and cash equivalents	$	320,104
Prepaid expenses		0
Total Current Assets		320,104
TOTAL ASSETS	$	320,104

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:		
Current Liabilities:		
Accrued expenses	$	3,048
Accrued interest		13,691
Short-term Convertible Notes		92,500
Total Current Liabilities		109,239
Long-term Convertible Notes		375,375
TOTAL LIABILITIES		484,614
Stockholders' Equity:		
Member Capital		0
Common Stock, $0.00001 par value, 10,000,000 shares authorized and 585,953 shares issued as of		
December 31, 2017		6
Additional paid in capital		95
Retained earnings		(164,611)
Total Stockholders' Equity		(164,510)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	320,104

		2018
Revenues	$	5,988
Cost of revenues		0
Gross Profit (Loss)		5,988
Operating Expenses:		
Research and development		0
General and administrative		107,513
Sales and marketing		20
Total Operating Expenses		107,533
Operating Income (Loss)		(101,545)
Interest Income (Expense)		(11,135)
Pretax Income (Loss)		(112,680)
Provision for Income Taxes		0
Net Income (Loss)	$	(112,680)

FOCUSMATE INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2018
(Unaudited)

	Membership Units (Value)	Common Stock (Shares)	Common Stock (Value)	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance as of January 1, 2017	$ 100	0	$ 0	$ 0	$ 0	$ 100
Issuance of common stock upon conversion from LLC to Corporation	(100)	500,000	5	95	0	0
Sale of common stock	0	85,953	1	0	0	1
Net Income (Loss)	0	0	0	0	(51,931)	(51,931)
Balance as of December 31, 2017	0	585,953	6	95	(51,931)	(51,830)
Net Income (Loss)	0	0	0	0	(112,680)	(112,680)
Balance as of December 31, 2018	$ 0	585,953	$ 6	$ 95	$ (164,611)	$ (164,510)

2018

Cash Flows From Operating Activities

Net Loss	$	(112,680)

Add back:

Interest capitalized as principal on convertible notes	0

Adjustments to reconcile net loss to net cash used
in operating activities:
  Changes in operating assets and liabilities:

Increase (Decrease) in prepaid assets	0
(Decrease) Increase in accrued expenses	1,949
(Decrease) Increase in interest payable	11,135
Net Cash Used In Operating Activities	(99,596)

Cash Flows From Investing Activities

Purchase of property and equipment	0
Net Cash Used In Investing Activities	0

Cash Flows From Financing Activities

Issuance of member units	0
Issuance of convertible notes	390,375
Issuance of common stock	0
Net Cash Provided By Financing Activities	390,375

Net Change In Cash and Cash Equivalents		290,779
Cash and Cash Equivalents at Beginning of Period		29,325
Cash and Cash Equivalents at End of Period	$	320,104

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$	0
Cash paid for income taxes		0

Non-Cash Investing and Financing Activities

Conversion of convertible notes	$	0